February 23, 2018

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Form AW - Request for Withdrawal

Amplify ETF Trust

Registration on Form N-1A

Post-Effective Amendment No. 49

(Registration Statement File Nos. 333-207937, 811-23108)

Ladies and Gentleman:

On behalf of Amplify YieldShares High Yield ETF (the “Fund”), a series of Amplify ETF Trust (the “Trust”), the Trust hereby requests the withdrawal of the above-mentioned Post-Effective Amendment to the Trust’s Registration Statement pursuant to Rule 477 of Regulation C under the Securities Act of 1933, as amended. Post-Effective Amendment No. 49 was originally filed with the Securities and Exchange Commission on December 8, 2017. No securities of the Fund were sold, or will be sold, pursuant to the above-mentioned Post-Effective Amendment to the Trust’s Registration Statement.

Sincerely,

Amplify etf trust

By:	/s/ Christian Magoon
Christian Magoon,
Chairman of the Board of Trustees,
President and Chief Executive Officer